Filed by Commonwealth
Telephone Enterprises, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 0-11053

The following letters were sent to the Pennsylvania Public Utility Commission:

September 18, 2006

The Honorable Bill Shane, Commissioner
Pennsylvania Public Utility Commission
Commonwealth Keystone Building
3rd Floor, Room N-307
Harrisburg, Pennsylvania 17120

Dear Commissioner Shane:

     This morning, it was announced on the national wire that CTE, parent of Commonwealth Telephone Company and CTSI, LLC, has agreed to be acquired by Citizens Communications Company (“Citizens Communications”). The CTE Board of Directors and the Citizens Communications Board of Directors reached an agreement under which each shareholder of CTE will receive a combination of cash and Citizens Communications stock, together valued at $41.72 per CTE share based on the closing price of Citizens Communications stock on Friday, September 15, 2006, for a total consideration of $1.16 billion.

     We have seen tremendous consolidation of our industry’s largest local exchange and long distance companies. Next generation broadband networks and the competitive battle between telecom companies and cable television companies are both playing important roles in defining the structure of our industry. Our assessment of Commonwealth told us that scale would need to be an important part of the future success of our operations.

     To continue forward as a standalone company carried an increased element of risk given the rapid development of the next generation broadband networks and applications, such as Internet Protocol television, and the corresponding investments required to execute such a strategy. Citizens Communications has plans to invest in our service areas and provide our customers with the same product suite and bundled services they offer their existing customers.

     It was for these reasons that we concluded that combining with a significantly larger rural local exchange carrier to achieve scale will afford the combined company with the ability to effectively spread future network investments over a larger customer base, thereby increasing capital efficiency and improving the likelihood of achieving an adequate return on investment in our increasingly competitive market place. The combined company will have revenues of roughly $2.4 billion (based on the last twelve months reported results), operations in 23 states, approximately 6,600 employees and approximately 2.6 million access lines.

     Citizens Communications is no stranger to Pennsylvania and we hope you will continue the healthy relationships that have been developed with our company as this transition proceeds. I’ve attached a copy of today’s press release for your information. Please don’t hesitate to call if we can answer any questions. I look forward to introducing Citizens’ representatives to you.

Sincerely,

Scott Burnside

* * *

September 18, 2006

The Honorable Wendell F. Holland, Chairman
Pennsylvania Public Utility Commission
Commonwealth Keystone Building
3rd Floor, Room N-304
Harrisburg, Pennsylvania 17120

Dear Chairman Holland:

     This morning, it was announced on the national wire that CTE, parent of Commonwealth Telephone Company and CTSI, LLC, has agreed to be acquired by Citizens Communications Company (“Citizens Communications”). The CTE Board of Directors and the Citizens Communications Board of Directors reached an agreement under which each shareholder of CTE will receive a combination of cash and Citizens Communications stock, together valued at $41.72 per CTE share based on the closing price of Citizens Communications stock on Friday, September 15, 2006, for a total consideration of $1.16 billion.

     We have seen tremendous consolidation of our industry’s largest local exchange and long distance companies. Next generation broadband networks and the competitive battle between telecom companies and cable television companies are both playing important roles in defining the structure of our industry. Our assessment of Commonwealth told us that scale would need to be an important part of the future success of our operations.

     To continue forward as a standalone company carried an increased element of risk given the rapid development of the next generation broadband networks and applications, such as Internet Protocol television, and the corresponding investments required to execute such a strategy. Citizens Communications has plans to invest in our service areas and provide our customers with the same product suite and bundled services they offer their existing customers.

     It was for these reasons that we concluded that combining with a significantly larger rural local exchange carrier to achieve scale will afford the combined company with the ability to effectively spread future network investments over a larger customer base, thereby increasing capital efficiency and improving the likelihood of achieving an adequate return on investment in our increasingly competitive market place. The combined company will have revenues of roughly $2.4 billion (based on the last twelve months reported results), operations in 23 states, approximately 6,600 employees and approximately 2.6 million access lines.

     Citizens Communications is no stranger to Pennsylvania and we hope you will continue the healthy relationships that have been developed with our company as this transition proceeds. I’ve attached a copy of today’s press release for your information. Please don’t hesitate to call if we can answer any questions. I look forward to introducing Citizens’ representatives to you.

Sincerely,

Scott Burnside

* * *

September 18, 2006

The Honorable James H. Cawley, Commissioner
Pennsylvania Public Utility Commission
Commonwealth Keystone Building
3rd Floor, Room N-308
Harrisburg, Pennsylvania 17120

Dear Commissioner Cawley:

     This morning, it was announced on the national wire that CTE, parent of Commonwealth Telephone Company and CTSI, LLC, has agreed to be acquired by Citizens Communications Company (“Citizens Communications”). The CTE Board of Directors and the Citizens Communications Board of Directors reached an agreement under which each shareholder of CTE will receive a combination of cash and Citizens Communications stock, together valued at $41.72 per CTE share based on the closing price of Citizens Communications stock on Friday, September 15, 2006, for a total consideration of $1.16 billion.

     We have seen tremendous consolidation of our industry’s largest local exchange and long distance companies. Next generation broadband networks and the competitive battle between telecom companies and cable television companies are both playing important roles in defining the structure of our industry. Our assessment of Commonwealth told us that scale would need to be an important part of the future success of our operations.

     To continue forward as a standalone company carried an increased element of risk given the rapid development of the next generation broadband networks and applications, such as Internet Protocol television, and the corresponding investments required to execute such a strategy. Citizens Communications has plans to invest in our service areas and provide our customers with the same product suite and bundled services they offer their existing customers.

     It was for these reasons that we concluded that combining with a significantly larger rural local exchange carrier to achieve scale will afford the combined company with the ability to effectively spread future network investments over a larger customer base, thereby increasing capital efficiency and improving the likelihood of achieving an adequate return on investment in our increasingly competitive market place. The combined company will have revenues of roughly $2.4 billion (based on the last twelve months reported results), operations in 23 states, approximately 6,600 employees and approximately 2.6 million access lines.

     Citizens Communications is no stranger to Pennsylvania and we hope you will continue the healthy relationships that have been developed with our company as this transition proceeds. I’ve attached a copy of today’s press release for your information. Please don’t hesitate to call if we can answer any questions. I look forward to introducing Citizens’ representatives to you.

Sincerely,

Scott Burnside

* * *

September 18, 2006

The Honorable Terrance J. Fitzpatrick, Commissioner
Pennsylvania Public Utility Commission
Commonwealth Keystone Building
3rd Floor, Room N-308
Harrisburg, Pennsylvania 17120

Dear Commissioner Fitzpatrick:

     This morning, it was announced on the national wire that CTE, parent of Commonwealth Telephone Company and CTSI, LLC, has agreed to be acquired by Citizens Communications Company (“Citizens Communications”). The CTE Board of Directors and the Citizens Communications Board of Directors reached an agreement under which each shareholder of CTE will receive a combination of cash and Citizens Communications stock, together valued at $41.72 per CTE share based on the closing price of Citizens Communications stock on Friday, September 15, 2006, for a total consideration of $1.16 billion.

     We have seen tremendous consolidation of our industry’s largest local exchange and long distance companies. Next generation broadband networks and the competitive battle between telecom companies and cable television companies are both playing important roles in defining the structure of our industry. Our assessment of Commonwealth told us that scale would need to be an important part of the future success of our operations.

     To continue forward as a standalone company carried an increased element of risk given the rapid development of the next generation broadband networks and applications, such as Internet Protocol television, and the corresponding investments required to execute such a strategy. Citizens Communications has plans to invest in our service areas and provide our customers with the same product suite and bundled services they offer their existing customers.

     It was for these reasons that we concluded that combining with a significantly larger rural local exchange carrier to achieve scale will afford the combined company with the ability to effectively spread future network investments over a larger customer base, thereby increasing capital efficiency and improving the likelihood of achieving an adequate return on investment in our increasingly competitive market place. The combined company will have revenues of roughly $2.4 billion (based on the last twelve months reported results), operations in 23 states, approximately 6,600 employees and approximately 2.6 million access lines.

     Citizens Communications is no stranger to Pennsylvania and we hope you will continue the healthy relationships that have been developed with our company as this transition proceeds. I’ve attached a copy of today’s press release for your information. Please don’t hesitate to call if we can answer any questions. I look forward to introducing Citizens’ representatives to you.

Sincerely,

Scott Burnside

* * *

September 18, 2006

The Honorable Kim Pizzingrilli, Commissioner
Pennsylvania Public Utility Commission
Commonwealth Keystone Building
3rd Floor, Room N-308
Harrisburg, Pennsylvania 17120

Dear Commissioner Pizzingrilli:

     This morning, it was announced on the national wire that CTE, parent of Commonwealth Telephone Company and CTSI, LLC, has agreed to be acquired by Citizens Communications Company (“Citizens Communications”). The CTE Board of Directors and the Citizens Communications Board of Directors reached an agreement under which each shareholder of CTE will receive a combination of cash and Citizens Communications stock, together valued at $41.72 per CTE share based on the closing price of Citizens Communications stock on Friday, September 15, 2006, for a total consideration of $1.16 billion.

     We have seen tremendous consolidation of our industry’s largest local exchange and long distance companies. Next generation broadband networks and the competitive battle between telecom companies and cable television companies are both playing important roles in defining the structure of our industry. Our assessment of Commonwealth told us that scale would need to be an important part of the future success of our operations.

     To continue forward as a standalone company carried an increased element of risk given the rapid development of the next generation broadband networks and applications, such as Internet Protocol television, and the corresponding investments required to execute such a strategy. Citizens Communications has plans to invest in our service areas and provide our customers with the same product suite and bundled services they offer their existing customers.

     It was for these reasons that we concluded that combining with a significantly larger rural local exchange carrier to achieve scale will afford the combined company with the ability to effectively spread future network investments over a larger customer base, thereby increasing capital efficiency and improving the likelihood of achieving an adequate return on investment in our increasingly competitive market place. The combined company will have revenues of roughly $2.4 billion (based on the last twelve months reported results), operations in 23 states, approximately 6,600 employees and approximately 2.6 million access lines.

     Citizens Communications is no stranger to Pennsylvania and we hope you will continue the healthy relationships that have been developed with our company as this transition proceeds. I’ve attached a copy of today’s press release for your information. Please don’t hesitate to call if we can answer any questions. I look forward to introducing Citizens’ representatives to you.

Sincerely,

Scott Burnside

Additional Information and Where to Find It

This material is not a substitute for the prospectus/proxy statement Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth Telephone Enterprises, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Citizens Communications Company and Commonwealth Telephone Enterprises, Inc., and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Citizens Communications Company is set forth in the proxy statement for Citizens Communications Company's 2006 annual meeting of shareholders. Information about the directors and executive officers of Commonwealth Telephone Enterprises, Inc. is set forth in the proxy statement for Commonwealth Telephone Enterprises, Inc.’s 2006 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts.  These forward-looking statements are subject to numerous risks and uncertainties.  There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements.  These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions.  The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.